EXHIBIT 99.5

Electra Files Second Quarter 2025 Financial Reports

TORONTO, Aug. 15, 2025 (GLOBE NEWSWIRE) -- Electra Battery Materials Corporation (NASDAQ: ELBM; TSX-V: ELBM) (“Electra” or the “Company”) today announced the filing of its financial results for the second quarter ended June 30, 2025.

During the second quarter of 2025, Electra launched early works activities to prepare for resumption of construction of its cobalt refinery and began metallurgical testing of domestic cobalt feedstock from the Cobalt Camp in Ontario and the Iron Creek project in Idaho. The Company also completed a feasibility level Class 3 Engineering Study for a new battery recycling facility to be built on the same site as the cobalt refinery, forming part of an integrated metallurgical complex in Ontario. These steps demonstrate disciplined advancement focused on reinforcing Electra’s position as a cornerstone of North American battery materials production.

Activities from the Quarter:

  Early Works Initiated at Cobalt Refinery: In June, Electra launched site-level activities to support the restart of construction at North America’s only cobalt sulfate refinery focused on advancing high-priority activities in the solvent extraction (SX) area including installation of equipment and completion of structural work.
  North American Feedstock Testing Launched: On July 31st, Electra commenced metallurgical testing of North American cobalt feedstock from two sources, its Iron Creek project in Idaho and legacy operations in the historic Cobalt Camp in Ontario. The initiative supports the Company’s goal of diversifying its future feedstock supply with ethical, domestic sources.
  Battery Recycling Refinery Engineering Study Completed: Electra completed a feasibility level Class 3 Engineering Study in early June for a new battery recycling refinery to be located adjacent to its existing cobalt refinery in Temiskaming Shores, Ontario. The study builds on Electra’s successful 2023 black mass demonstration and supports its strategy to enable a closed-loop North American battery materials solution.
  Aki Joint Venture with Three Fires Group Advanced: Electra and its Indigenous partner, Three Fires Group, made progress on the Aki Battery Recycling joint venture, poised to become Canada’s first Indigenous-led lithium-ion battery recycling initiative. Key developments include shortlisting of technology partners, potential site evaluations, and government engagement.

“The second quarter demonstrated Electra’s continued financial discipline and focus on enhancing flexibility as we work to align our capital structure with the Company’s long-term strategic goals of advancing the critical infrastructure that will help reshape the North American battery materials landscape,” said Electra CFO, Marty Rendall.

The Company’s cash position at the end of the quarter was C$3 million. Subsequent to June 30, 2025, Electra received a temporary waiver from the holders of the Company’s senior secured debt to reduce the reportable minimum liquidity balance to US$1 million. In connection with the waiver, the Company has commenced discussions with the debtholders and other prospective investors regarding a range of potential consensual transactions, including the potential equitization of a portion of the outstanding debt, with a view to strengthening liquidity. Discussions are preliminary in nature and there can be no certainty they will result in a transaction or on what terms any transaction may occur.

“With the global spotlight now squarely on securing domestic supply chains, governments across North America are backing efforts to reduce reliance on foreign sources of critical minerals, and Electra is preparing to answer that call,” said CEO, Trent Mell. “Our permitted cobalt refinery is a brownfield asset with a proven flowsheet, strategic partnerships, and most of the critical equipment already delivered to site. While we continue to work collaboratively with stakeholders to strengthen our capital structure, our primary focus remains on bringing this facility into production. We are also taking measured steps to advance our battery recycling platform and broaden our feedstock pipeline. Together, these efforts reinforce Electra’s leadership in building a secure, circular, and low-carbon battery materials supply chain.”

The Company’s second quarter 2025 financial reports are available on SEDAR+ (www.sedarplus.com) and the Company’s website (www.ElectraBMC.com).

About Electra Battery Materials
Electra is a processor of low-carbon, ethically sourced battery materials. Currently focused on developing North America’s only cobalt sulfate refinery, Electra is executing a phased strategy to onshore the battery materials supply chain and provide a North American solution for battery materials refining. In addition to building North America’s only cobalt sulfate refinery, its strategy includes integrating black mass recycling, potential cobalt sulfate processing in Bécancour, Quebec, and exploring nickel sulfate production potential in North America. For more information, please visit www.ElectraBMC.com.

Contact
Heather Smiles
Vice President, Investor Relations & Corporate Development
Electra Battery Materials
info@ElectraBMC.com
1.416.900.3891

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Cautionary Note Regarding Forward-Looking Statements

This news release may contain forward-looking statements and forward-looking information (together, “forward-looking statements”) within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995. All statements, other than statements of historical facts, are forward-looking statements. Generally, forward-looking statements can be identified by the use of terminology such as “plans”, “expects”, “estimates”, “intends”, “anticipates”, “believes” or variations of such words, or statements that certain actions, events or results “may”, “could”, “would”, “might”, “occur” or “be achieved”. Forward-looking statements are based on certain assumptions, and involve risks, uncertainties and other factors that could cause actual results, performance, and opportunities to differ materially from those implied by such forward-looking statements. Among the bases for assumptions with respect to the potential for additional government funding are discussions and indications of support from government actors based on certain milestones being achieved. Factors that could cause actual results to differ materially from these forward-looking statements are set forth in the management discussion and analysis and other disclosures of risk factors for Electra Battery Materials Corporation, filed on SEDAR+ at www.sedarplus.com and with on EDGAR at www.sec.gov. Other factors that could cause actual results to differ materially include changes with respect to government or investor expectations or actions as compared to communicated intentions, and general macroeconomic and other trends that can affect levels of government or private investment. Although the Company believes that the information and assumptions used in preparing the forward-looking statements are reasonable, undue reliance should not be placed on these statements, which only apply as of the date of this news release, and no assurance can be given that such events will occur in the disclosed times frames or at all. Except where required by applicable law, the Company disclaims any intention or obligation to update or revise any forward-looking statement, whether as a result of new information, future events or otherwise.